B&G Foods, Inc. Four Gatehall Drive Parsippany, NJ 07054 Tel: (973) 401-6500 Fax: (973) 630-6550

Via Edgar

July 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, DC 20549

Attn:	Mr. Ernest Greene, Senior Accountant
Ms. Anne McConnell, Senior Accountant

Re:	B&G Foods, Inc.
Form 10-K for the Year Ended December 28, 2024
Filed February 25, 2025
File No. 001-32316

Ladies and Gentlemen:

This letter is submitted on behalf of B&G Foods, Inc. (the “Company” or “our company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter dated July 9, 2025 (the “Comment Letter”).

We have reviewed your comments carefully and set forth our responses below. For your convenience, we have included above each response a copy in italics of the comment to which we are responding.

Comments and Responses:

Form 10-K for the Year Ended December 28, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies; Use of Estimates

Goodwill and Other Intangible Assets, page 37

1.	We have read your response to prior comment one. We note you plan to disclose the range of calculated fair values over book values for your indefinite-lived intangible assets and identify and disclose brands you consider at higher risk of impairment. For brands you consider to be at higher risk of impairment, please confirm you will also disclose and discuss the key assumptions used to estimate their fair values and the potential events or circumstances that could reasonable be expected to negatively those key assumptions.

Response: We confirm that in future filings for brands that we consider to be at higher risk of impairment, we will also disclose and discuss the key assumptions used to estimate their fair values and the potential events or circumstances that could reasonably be expected to negatively impact those key assumptions.

Quality Foods Since 1889

Securities and Exchange Commission

July 23, 2025

2.	We have read your response to prior comment five. Given the materiality of goodwill and intangible assets to your total assets and equity and your disclosure that sales strategies and promotional marketing spending are centered on individual brands, we continue to believe that disclosing net sales by material brand is meaningful and useful. We note your disclosures on page 38 of the book values of indefinite-lived trademarks for each brand whose net sales equaled or exceeded 3% of fiscal 2024 and fiscal 2023 net sales and for “all other brands” in aggregate; however, without also disclosing net sales by material brand, it is not clear to us how an investor would be able to assess the potential exposure and impairment risk related to these assets. Please provide such disclosures in MD&A in future filings.

Response: We agree with the Staff’s suggestion that disclosing net sales by brand would enhance the meaningfulness of our current practice of reporting in MD&A the book values of indefinite-lived trademarks for each brand whose net sales equaled or exceeded 3% of our net sales. Accordingly, we plan to include in MD&A in future filings disclosures of net sales by brand for each brand whose net sales equaled or exceeded 3% of our net sales. These disclosures will be similar to the individual brand net sales disclosures that had previously appeared in our financial statement footnotes prior to our transition to four reportable segments.

Consolidated Financial Statements

(3) Acquisitions and Divestitures

Divestiture of Green Giant U.S. Shelf-Stable Product Line, page 69

3.	We have read your response to prior comment two. Please address the following:

•	Revise future filings to clarify how trademarks were allocated to assets held for sale; and

Response: We confirm that we will revise future filings to clarify how trademarks were allocated to assets held for sale.

•	You state immediately prior to the sale, the realizable value of inventory exceeded the cost, as the inventory remained saleable in the ordinary course of business; however, after the broader group of assets was characterized as assets held for sale, the inventory lost its individual character and its impairment was recorded as part of an impairment of the group of assets held for sale. More fully explain to us what "the inventory lost its individual character" means and address why the inventory would not remain saleable at realizable value after the transfer to assets held for sale. Also, explain how you considered the guidance in ASC 420-10-S99-3 in recording the related loss.

Response: In connection with the sale of the Green Giant U.S. shelf-stable product line, our company classified the related assets as held for sale in accordance with ASC 360-10-45-9. Consistent with the prescribed ordering of impairment testing for assets held for sale, we first evaluated assets outside the scope of ASC 360, including inventory under ASC 330, and concluded that no impairment was required under ASC 330, as the realizable value of the inventory exceeded its carrying amount. Upon this classification, we evaluated the disposal group as a single unit of account for impairment purposes, consistent with the guidance in ASC 360-10-35-38 through 35-43. As a result, we determined that the individual assets within the disposal group, including inventory, no longer represent separate units of account for measurement purposes. The disposal group was assessed as a whole, and the impairment was measured by comparing the carrying amount of the group to its fair value less costs to sell.

Securities and Exchange Commission

July 23, 2025

When we stated that the “inventory lost its individual character,” we meant that the inventory was no longer evaluated for impairment on a standalone basis under ASC 330 but instead became part of the disposal group subject to ASC 360. Although the inventory remained saleable in the ordinary course of business, the fair value of the entire disposal group less the costs to sell the disposal group was below the carrying amount of the disposal group, and the resulting impairment was allocated to the disposal group as a whole in accordance with ASC 360-10-35-41.

This approach is consistent with the interpretive guidance discussed in the Staff speech by Adam Brown at the 2008 AICPA National Conference on Current SEC and PCAOB Developments. In that speech, Mr. Brown stated that there are two acceptable views under Statement 144 (now codified in ASC 360), one of which permits the redefinition of the unit of account to the disposal group level, thereby allowing impairment to be allocated across all assets in the group, including inventory and receivables. We followed this view because the impairment recognized exceeded the carrying amount of the long-lived assets in the disposal group. Had we followed the alternative view described in the speech and limited the impairment to the carrying amount of the long-lived assets, the impairment loss would have been smaller, and the remaining loss would have been recognized as part of the loss on disposal at the time of sale. We believe our approach better reflects the substance of the transaction and provides more timely recognition of the economic loss.

We also considered the guidance in ASC 420-10-S99-3, which addresses the recognition of losses related to exit or disposal activities. We concluded that this guidance was not applicable to our fact pattern, as ASC 420-10-S99-3 relates specifically to inventory markdowns, whereas the loss we recognized was a write-down of a disposal group under ASC 360. The impairment was not the result of inventory markdowns relating to a plan to exit a business activity, but rather a single strategic disposal transaction of a non-core product line.

Consistent with ASC 360-10-45-4 and 45-5, the impairment loss was presented as a single net amount within income from continuing operations. We will revise future filings, as applicable, to clarify our accounting treatment and the rationale for how an impairment was measured and allocated to the disposal group, including inventory.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (973) 867-5066.

Sincerely,

/s/ Bruce C. Wacha

Bruce C. Wacha

Executive Vice President of Finance and Chief Financial Officer

cc:	Scott E. Lerner, Executive Vice President, General Counsel and Secretary
Michael D. Adasczik, Vice President of Finance and Chief Accounting Officer